Exhibit 11

Computation of Earnings per Share

Three Months Ended March 31, 2009
Income available to common stockholders	$437,600
Weighted average shares outstanding	$4,935,542
Basic earnings per share	$0.09
Income for diluted earnings per share	$437,600
Total weighted average common shares and equivalents outstanding for diluted computation	$4,935,542
Diluted earnings per share	$0.09